UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49711

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUSO FINANCIAL SERVICES, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

San Diego	CA	92131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ted Horwith	(858) 882-6503	Theodore.Horwith@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman
(Name – if individual, state last, first, and middle name)

50 Rockafeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Horwith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUSO FINANCIAL SERVICES, L.P. _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attachment for California Notary

Signature:

Title:
Managing Director - Chief Financial Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On April 14, 2023 before me, Karen Villatoro, Notary Public
(insert name and title of the officer)

personally appeared Theodore Horwith AKA Ted Horwith, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



KAREN VILLATORO
Comm. No. 2379011
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. OCT. 19, 2025
CMD-1

Signature ______________ **(Seal)**

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

AS OF DECEMBER 31, 2022
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Partners
CUSO Financial Services, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CUSO Financial Services, L.P.'s management. Our responsibility is to express an opinion on CUSO Financial Services, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CUSO Financial Services, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Uncertainty Regarding Impacts of Recent Disruptions in U.S. Banking System

As discussed in Note 2 to the financial statement, the Company maintains cash balances, which may exceed federally insured limits, in one financial institution. In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.



Citrin Cooperman & Company, LLP

We have served as CUSO Financial Services, L.P.'s auditor since 2020.
New York, New York
April 14, 2023

CUSO FINANCIAL SERVICES, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	12,982,791
Receivables from clearing firms		18,112,557
Right-of-use asset		1,893,049
Other receivables		1,968,865
Due from affiliates		1,552,771
Investments		477,557
Other assets and deposits		2,702,046
Deposits with clearing firms		514,228
Property and equipment, net		1,375,401
Total assets	$	41,579,265

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Accounts payable	$	927,305
Accrued commissions		12,782,274
Due to affiliates		836,432
Lease liability		2,629,966
Other accrued liabilities		4,393,744
Total liabilities		21,569,721

COMMITMENTS AND CONTINGENCIES (Note 6)

PARTNERS' CAPITAL		20,009,544
Total liabilities and partners' capital	$	41,579,265

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE COMPANY

CUSO Financial Services, L.P. (the "Partnership"), a wholly owned Subsidiary of its ultimate parent Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides broker-dealer and investment advisory services primarily to credit unions and credit union service organizations, as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Partnership to make estimates and assumptions regarding valuations of certain financial instruments, accruals for liabilities, and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no deferred tax assets and liabilities are recorded within the Partnership's financial statement.

Concentrations of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2022, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2022, the Partnership had uninsured cash balances of $10,178,301. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not recognized any credit losses from these institutions.

The Partnership maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2022, the Partnership had uninsured cash balances of $1,799,922 at the Partnership's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2022, the Partnership had commission and transaction related receivables of $7,744,950 with its primary clearing firm or 43% of total $18,112,557 receivables from clearing firms.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Partnership's cash and cash equivalents are composed of interest-bearing deposits, money market funds and U.S. government obligations.

Receivables from Clearing Firms and Other Receivables

Commissions and other receivables are stated at the amounts the Partnership expects to collect. The Partnership considers accounts receivable to be fully collectible. The determination

of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Partnership continually monitors these estimates over the life of the receivable. The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2022.

Investments

As of December 31, 2022, the Partnership invested in a membership interest in an unrelated limited liability Partnership. The Partnership accounts for this investment in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the Statement of Operations for the Partnership's share of post-acquisition profits and losses. Distributions received reduce the investment account. As of December 31, 2022, equity method investments of $239,628 are included in the Statement of Financial Condition within the Investments line item.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Right of Use Assets and Lease Liabilities

The Partnership recognizes its leases in accordance with ASC Topic 842, *Leases*. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Partnership uses its incremental borrowing rate. The implicit rates of the Partnership's leases are not readily determinable and accordingly, we use the Partnership's incremental borrowing rate based on the information available at the commencement date for all leases.

The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate. ROU assets also exclude lease incentives.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space lease requires it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to

determine the lease liability and are recognized as variable costs when incurred.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

The components of property and equipment at December 31, 2022, are as follows:

Furniture	$	185,899
Office equipment		46,256
Phone equipment		43,176
Computer equipment		2,421,664
Software		1,589,519
Internally developed software		659,536
Leasehold improvements		624,564
Total property and equipment		5,570,614
Accumulated depreciation and amortization		(4,195,213)
Property and equipment, net	$	1,375,401

NOTE 4 – OTHER ACCRUED LIABILITIES

The components of other accrued liabilities at December 31, 2022, are as follows:

Employee compensation and benefit payables	$	3,538,141
FINRA fees payable		270,604
Other payables		584,999
Total other accrued liabilities	$	4,393,744

NOTE 5 – NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2022, the Partnership had net capital of $10,875,606 which was $8,923,019 in excess of the required minimum net capital of $1,301,725. At December 31, 2022, the Partnership's ratio of aggregate indebtedness to net capital was 1.8 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and (ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases
The Partnership has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Partnership generally pays taxes, insurance, and

maintenance expenses related to the leased facilities. The Partnership classified the lease as an operating lease. The remaining life of the lease term for the lease was 4 years as of December 31, 2022. The lease does not contain a renewal option.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2022, are shown below:

2023	$ 871,503
2024	897,648
2025	924,577
2026	158,719
Undiscounted Cashflows	2,852,447
Discounting effect on cash flows	(222,481)
Lease liabilitity (discounted)	$ 2,629,966

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based on current available information, review with outside legal counsel and insurance coverage with respect to these matters, ultimate resolution of pending legal matters will not have a material impact on the financial position of the Partnership. However, no assurance can be given that future legal proceedings would not have material effect on the Partnership's financial condition.

Clearing and Custody, and Trustee and Administrator Relationships

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for such indemnifications.

NOTE 7 – PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, 90 days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Partnership has an expense sharing agreement pertaining to the Partnership's administrative and reporting platform with CFS Insurance and Technology Services, LLC ("CI&TS"), a related entity. Under the terms of these agreements, the Partnership is allocated depreciation expense and licensing costs related to the administrative and reporting platform. For the year ended December 31, 2022, the Partnership was charged $1,881,872 by CI&TS, which is included in outside services in the accompanying Statement of Operations.

The Partnership has an expense sharing agreement with CI&TS, which provides that the Partnership will pay CI&TS for insurance licensing. The CI&TS insurance service expense was $4,539,310 for the year ended December 31, 2022 and is included within commissions, clearing and advisory expense in the accompanying Statement of Operations.

CI&TS paid the Partnership for technology development and maintenance services in the amount of $4,809,268 for the year ended December 31, 2022, of which, $1,004,824 is included as a contra expense in employee compensation and benefits, and $3,804,444 is included as a contra expense in outside services within the accompanying Statement of Operations.

The Partnership is involved in certain related party transactions with Sorrento Pacific Financial, LLC ("SPF"), an entity related through common ownership. For the year ended December 31, 2022, administrative and consulting services income from SPF was $746,820 and is included within backoffice service and technology fees in the accompanying Statement of Operations.

The Partnership has an expense sharing agreement with AWSI. The Partnership's expense sharing agreement provides that it will pay AWSI for employee compensation and benefits. For the year ended December 31, 2022, employee compensation and benefits were $2,347,052 and are included in employee compensation & benefits in the accompanying Statement of Operations.

The Partnership has expense sharing agreements with CI&TS, SPF, AWSI, and other broker-dealer affiliates for ongoing operational expenses. For the year ended December 31, 2022, expenses allocated from other affiliates and to other affiliates included in the Statement of Operations are as follows:

	Allocated From Affiliates	Allocated To Affiliates
Advertising and market development	$ 89,370	$ (15,809)
Commissions, clearing and advisory	25,323	(649,613)
Communication and technology	949,181	(2,042,934)
Employee compensation and benefits	169,188	(171,535)
Meetings and conferences	272,557	(437,638)
Occupancy and related expenses	11,173	-
Office supplies and printing	1,932	(141,002)
Outside services	2,606,799	(507,311)
Taxes, licenses, insurance,and registration fees	176,814	-
Travel and entertainment	44,833	-
Total	$ 4,347,170	$ (3,965,842)

NOTE 9 – EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit-sharing contribution to the Plan.

NOTE 10 – RECENT EVENTS RELATING TO THE DISRUPTION IN THE U.S BANKING SYSTEMS

In March 2023, the FDIC placed certain financial intuitions into receivership, raising economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy which may include limits on access to short-term liquidity in the near term or other adverse effects. Refer to Note 2 for cash amounts in excess of federally insured limits that expose the Partnership to risk of loss if the counterparty is unable to perform as a result of future disruptions to the banking system or economy. The uncertainty of the situation has the potential to have a financial impact to the Partnership that cannot be reasonably estimated at this time.

NOTE 11 – SUBSEQUENT EVENTS

The Partnership has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through April 14, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.